Jenkens & Gilchrist                              Austin, Texas
             a professional corporation                          (512) 499-3800
                                                              Chicago, Illinois
                  1445 Ross Avenue                               (312) 425-3900
                     Suite 3200                                  Houston, Texas
                 Dallas, Texas 75202                             (713) 951-3300
                                                        Los Angeles, California
                   (214) 855-4500                                (310) 820-8800
            Facsimile (214) 855-4300                       Pasadena, California
                                                                 (626) 578-7400
                  www.jenkens.com                            San Antonio, Texas
                                                                 (210) 246-5000
                                                               Washington, D.C.
                                                                 (202) 326-1500
                 October 19, 2005


U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

     Re:    Refocus Group, Inc.
            Schedule 14A/A filed August 22, 2005 (File No. 333-55042)

Ladies and Gentlemen:

     On behalf of Refocus Group, Inc., a Delaware corporation (the "Company"), we hereby file via EDGAR with the Securities and Exchange Commission (the "SEC") a complete copy of the Schedule 14A (Amendment No. 2) (the "Amended Consent Statement") of the Company.

     The Amended Consent Statement incorporate changes responsive to the comments set forth in the SEC's letter to the Company dated September 20, 2005. For your convenience, we have repeated each comment prior to the response. All references to page numbers in the discussion below are to the pages in the Amended Consent Statement. Initially capitalized terms used without definition herein shall have the meanings set forth in the Amended Consent Statement.

Schedule 14A
------------

1. We note your response to prior comment 12. Please provide the full disclosure required by Item 1013(d) of Regulation M-A. In that regard, for each affiliate disclose that persons' interest in the net book value and net earnings in both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A. Further, we note that the security holders who maintain an interest in the company and its affiliates will benefit from the company's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A. We may have further comments.

Per your request, we have added disclosure commencing on page 11 disclosing the directors' and officers', as a group, and Medcare's respective interests in the net book value (or net stockholder deficiency in this case) and net earnings (or net loss in this case) of the Company, both in dollar amounts and percentages. Additionally, at your request, disclosure has been added regarding the Company's net loss carryforwards and the potential benefits, if any, to Continuing
Stockholders on page 12, which immediately follows the discussion of the affiliated persons' interests in the Company's net book value and net earnings.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
October 19, 2005
Page 2


Fairness of the Transaction, page 13
------------------------------------

2. We note your response to prior comment 16. Since the fairness opinion does not address the fairness of the transaction to stockholders who will remain as stockholders after giving effect to the Reverse/Forward Stock Split, please revise your disclosure throughout this section to explain why each filing person believed the transaction to be fair to unaffiliated holders who are not cashed out.

Per your request, the sections titled "Special Factors - Fairness of the Transaction," commencing on page 14, "Special Factors - Factors in Support of the Reverse/Forward Stock Split," commencing on page 16, "Special Factors - Factors Not in Support of the Reverse/Forward Stock Split," commencing on page 19, and "Special Factors - Other Factors," on page 20, have been revised to set forth in more detail the reasons why each filing person believes the transaction to be fair to unaffiliated stockholders who are not cashed out, in light of the fact that the fairness opinion does not address the fairness of the transaction to those stockholders.

3. Expand the disclosure throughout the fairness section to explain in greater detail how each factor supported or did not support the fairness determination by each filing person towards unaffiliated shareholders being cashed out and unaffiliated shareholders remaining with the company. For example, it is unclear why the disclosure under "significant cost and time savings for the company" would be relevant to a fairness determination to unaffiliated shareholders being cashed out. Additionally, it is unclear how the potentially insufficient level of liquidity impacted the filing persons' fairness determinations with regard to both categories of non-affiliated shareholders. Please note that these are examples only, please carefully review and revise this section as appropriate.

Per your request, disclosure in each of the sections titled "Special Factors - Fairness of the Transaction," commencing on page 14, "Special Factors - Factors in Support of the Reverse/Forward Stock Split," commencing on page 16, "Special Factors - Factors Not in Support of the Reverse/Forward Stock Split," commencing on page 19, and "Special Factors - Other Factors," on page 20, has been expanded to explain in more detail how each factor supported or did not support the fairness determination by each filing person towards both unaffiliated Cashed Out Stockholders and Continuing Stockholders, as the case may be.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
October 19, 2005
Page 3


4. We note your response to prior comment 18. Please expand your disclosure to explain in greater detail why the board did not consider these analyses. In addition, please revise to address all the items of Instruction 2 to Item 1014 of Regulation M-A for the both the board and the Medcare persons. For instance, please address Instructions 2(vi) and (vii) for the board and the Medcare persons and Instructions 2(iii), (iv) and (v) for the Medcare persons.

Per your request, the disclosure contained in the section titled "Special Factors - Other Factors," on page 20, has been expanded to address why the board of directors of the Company did not utilize these analysis. Additionally, the disclosure in said section has been expanded to address all the items of Instruction 2 to Item 1014 of Regulation M-A for both the board of directors of the Company and the Medcare Persons. In particular, the disclosure contained on page 20 has been expanded to address items (iii) (net book value), (iv) (going concern value) and (v) (liquidation value) of Instruction 2 of Item 1014 of Regulation M-A with respect to the Medcare Persons. In accordance with item
(vii) (reports, opinions and appraisals described in Item 1015) of Instruction 2 of Item 1014 of Regulation M-A, disclosure has been added on page 16 to state that the Medcare Persons did not retain a separate financial advisor. Further, disclosure has been added to address item (viii) (firm offers) of Instruction 2 of Item 1014 of Regulation M-A on page 20.

Please note that:

     o with respect to item (vi) (purchase prices paid in previous purchases disclosed in accordance with Item 1002(f)) of Instruction 2 of Item 1014 of Regulation M-A, the Company discloses on page 49 that it has not made any purchases of its common stock during any quarter of the past two years or during the current fiscal year. The purchase price paid, and to be paid, by Medcare for the shares of capital stock that it has purchased, and the right to purchase, is disclosed on page 47 and multiple other sections of the Amended Consent Solicitation Statement, including the common stock equivalent purchase price per share; and

     o with respect to item (vii) (reports, opinions or appraisals described in Item 1015) of Instruction 2 of Item 1014 of Regulation M-A, the Company describes the fairness opinion rendered by the Financial Advisor in a section titled "Opinion of the Financial Advisor" commencing on page 21.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
October 19, 2005
Page 4


5. We note your response to our prior comment 19 and your revised disclosure. Please continue your revisions to clarify how the Board, and each filing person, reached the conclusion that the transaction is procedurally fair in the absence of the procedural safeguards set forth in paragraphs (c), (d) and (e) of Item 1014 of Regulation M-A and the lack of appraisal rights in light of the fact that all the company's management -related shareholders who will retain their investment in the company are also the affiliates who determined to effectuate the reverse stock split, reject other alternatives and set the price to be paid in lieu of fractional shares. For instance, it is not clear why the board "determined that these steps would be costly and would not provide any meaningful additional benefits." In addition, please clarify why the Board believed the fairness opinion constitutes a procedural safeguard and what "other matters discussed in this Consent Solicitation Statement" afforded adequate procedural safeguards. Please clarify how those "safeguards" apply to both cashed out and remaining unaffiliated shareholders.

Per your request, the section titled "Special Factors - Fairness of the Transaction," commencing on page 14, has been substantially revised to address this comment.

6. We have reviewed your response to our prior comment 26. We continue to believe, however, that Item 1015(b)(6) of Regulation M-A requires disclosure of the information and assumptions requested in our prior comment 26 as the financial forecast scenario prepared by the company formed one of the bases for the fairness opinion. As such we reissue our prior comment 26. You may include in your revised disclosure any additional discussion or analyses to address the issues and concerns you have raised in your response to prior comment 26. Indicate what effect, if any, the contents of the press release filed as an exhibit to your current report on Form 8-K on August 24, 2005 have on the assumptions upon which the financial forecast scenario was based.

Per your request, a summary of the financial forecast scenario provided by the Company to the Financial Advisor has been included commencing on page 23. The Company's receipt of approval from the FDA to commence its Phase III clinical trials does not affect the assumptions contained in the financial forecast scenario for a number of reasons. Specifically, changes in the Company's plan to commercialize its principal product will likely delay the generation of revenue from sales of that product to a period subsequent to the date previously assumed. Therefore, such approval will not result in the opportunity to generate revenue prior to the date previously assumed.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
October 19, 2005
Page 5


Background of the Reverse/Forward Stock Split, page 34
------------------------------------------------------

7. We note from your disclosure in the penultimate paragraph of this section that the Strategic Initiatives Committee analyzed and calculated a price per share that it believed to be fair to be paid by the company to the cashed out stockholders. Please disclose that price per share. If there were any changes in the initial price per share as calculated by the Strategic Initiatives Committee and the price per share now being offered to the cashed out stockholders, please indicate the reasons for those changes.

Per your request, the price per share analyzed and calculated by the Strategic Initiatives Committee to be paid to Cashed Out Stockholders has been added in that paragraph on page 40. There were no changes to the initial price per share calculated by the Strategic Initiatives Committee to be paid to Cashed Out Stockholders and, therefore, no disclosure to that effect has been added.

8. We note from the events described in the ninth paragraph that occurred on January 27, 2005 that "the Company" brought up the possibility of going private in the initial discussion with Medcare. Please disclose the names of the individuals who raised this possibility.

Per your request, additional disclosure on page 40 has been added to identify the names of the individuals who raised the possibility of going private in the initial discussion with Medcare.

Consent Card
------------

9. Please revise the consent card to indicate that each matter to be acted on is conditioned upon the approval of the other matters. Please refer to Rule 14a-4(a)(3).

Per your request, the Consent Card has been revised to indicate that if the amendment to the Certificate of Incorporation to effect the reverse stock split is not approved by stockholders, the proposal to amend the Certificate of Incorporation to effect the forward stock split will be withdrawn.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
October 19, 2005
Page 6


If any members of the staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4157 or Robert W. Dockery at
(214) 855-4163.

                                        Very truly yours,

                                        /s/ Corey G. Prestidge
                                        -----------------------
                                        Corey G. Prestidge

CGP:cgp/nc
Enclosures
cc/encl.:         Mr. Timothy Buchmiller
                  Securities and Exchange Commission

                  Mr. Mark A. Cox
                  Mr. Steven N. Shapu
                  Refocus Group, Inc.

                  Mr. Mark Lancaster
                  Deloitte & Touche LLP

                  Mr. Robert W. Dockery
                  Jenkens & Gilchrist, a Professional Corporation

                  Mr. Pat Ryan
                  Akin Gump Strauss Hauer & Feld LLP